October 23, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Amendment No. 7 to Draft Offering Statement on Form 1-A
Submitted September 23, 2024
CIK No. 0001982659

Dear Ms. Pandit and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 21, 2024 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted September 23, 2024 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

We remain available to discuss with the Staff via telephone conference any of the responses set forth below, or any of the modifications to the Offering Statement.

Amendment No. 7 to Draft Offering Statement on Form 1-A

Cover page

1. We note your disclosure in clause 6.2 of Exhibit 3.1 that “[t]he Company may authorize any Qualified User to carry out any Contractual Transaction, including in particular any Block Transfer, outside the Platform.” However, we also note your disclosure in the offering statement that the “Royaltiz” platform “operates as the sole marketplace for Roys” and that “Roys cannot be resold.” Please reconcile this disclosure or advise.

Company Response. The Company has revised Section 6.2 of Exhibit 3.1 to remove any references to transactions outside of the platform. Roys will only be available for purchase on the www.royaltiz.com website. No private transactions will be conducted.

Summary

Overview, page 1

2. We note your disclosure here and elsewhere that after purchasing a Roy, the initial “yield” is set by the algorithm, but for the life of the Roy will remain at least 2% of the sale price, and at most 50% of the sale price, per year, with such sale price currently being $2.00. Revise to clarify, if true, that your ability to offer a yield in excess of 2% of the current sale price per year is dependent upon the other sources of revenue you discuss here but there is no guarantee you will ultimately be successful generating such revenue and without it investors should be prepared to receive only the minimum 2% yield for the life of the investment.

Company Response. The Company has revised the Offering Statement on pages 1, 10 and 11 to clarify that the availability of increased yields may depend on the Company’s ability to earn revenue from other sources disclosed in the Offering Statement. The Company may decide to fund such increases from other sources, depending on the circumstances at the time.

Characteristics of a Roy, page 10

3. We note your revisions in response to prior comment 1, however, your disclosure does not appear to correctly explain the limitations set forth in Regulation A. Specifically, where you state that “[f]or example, an individual user who is not an “accredited investor[]” and has $50,000 annual income and $100,000 net worth may invest a maximum of $10,000 in Roys of a given Talent (with such $10,000 reflecting 10% of the greater of that user’s annual income and net worth)” is inaccurate, as the limitation applies to your entire offering of Roys, not to a particular Talent you are offering. Revise to remove your reference to “of a given Talent” and clarify that the limits apply to all Roys offered, regardless of Talent.

Company Response. The Company has revised the Offering Statement on page 10 to remove the reference to “of a given Talent.”

The Algorithm, page 11

4. You state that the algorithm is calculated so that on average the yield delivered each year on a given Roy is expected to be between 7% and 8%. Elaborate to disclose the basis for this projection, including any assumptions and risks associated with such quantifiable information. In this regard, if the algorithm is dependent upon the Talent’s publicly available Instagram data, which is not within your control, offering assurances as to the amount of the average yield seems inappropriate absent a reasonable basis for the disclosure. Further, your statement in Exhibit 6.5 that “[i]nitially the Gaussian is calibrated in such a way that on average the return delivered each year is in the range of 7-8%,” is unclear to us, as it suggests that you have control over the amount of the yields paid to investors. Please advise.

Company Response. The Company has revised the Offering Statement on page 11 and in Exhibit 6.5 to remove references to any predicted average yield.

5. We note your disclosure that SoccerMind “takes into account the same Instagram data as Sparkmind as well as public salary evolution data.” Please clarify what you mean by “public salary evolution data” and disclose the source(s) from which SoccerMind gathers such data.

Company Response. The Company has revised the Offering Statement on page 11 to clarify the meaning of “public salary evolution data” and to disclose the source of such data.

6. The definition of “Performance” contained in Exhibits 6.1 and 6.3 appears to differ from the disclosure that you provide here as it relates to, for example, the “Social Networks” utilized. Revise to clarify for consistency.

Company Response. The Company has revised such definitions in Exhibits 6.1 and 6.3 to align them with the disclosure in the Offering Statement.

7. Clarify how the recalculation of the monthly yield impacts the calculation of the annual or yearly yield that you will ultimately remit to investors, considering the monthly yield is expected to fluctuate. Consider providing an example to illustrate the point.

Company Response. The Company has revised the Offering Statement on page 10 to clarify that the monthly yields are merely fractions of the calculated annual yield, and such annual yield has a pre-defined minimum and maximum. Fluctuations in monthly yields have no effect on the annual yield, as they are derived from re-calculations of the annual yield and are at all times subject to the yearly minimums and maximums described in the Offering Statement.

The Participation Agreement, page 11

8. You state that your agreement requires that a user has registered as a resident of the United States, and provides an address in the United States. However, Section 3.2 of the participation agreement seems to suggest otherwise, where it directs readers to a portion of your web-site, which seems to be inaccessible, to consult a list of countries from which the user may create an account. Please revise for consistency.

Company Response. The Company has revised Section 3.2 of the Participation Agreement to remove any reference to a list of other countries.

Exhibits

9. We note your disclosure in clause 9.6 to Exhibit 6.1 that “[t]he Company shall have the option of paying Advance Payments to the Investor on a monthly basis (emphasis added).” We additionally note your disclosure in clause 9.8 that the Company will send an Advance Payment Proposal Notice “[i]f the Company proposes to pay an Advance Payment.” Lastly, we note your disclosure in clause 9.10 that “[a]dvance Payments to which Investor was eligible but which have not been paid to Investor for lack of an Advance Payment Request shall be paid on the Annual Payment Date.” However, your Offering Circular disclosure does not clearly state that monthly yield payments are optional and that there are certain steps Investors must take in order to be assured of any monthly, rather than annual, yield payments. If you intend to make annual yield payments, even though the yield will be recalculated and published monthly on your web-site, revise to clarify for consistency.

Company Response. The Company has revised Exhibit 6.1 to clarify that all yield payments will be made monthly.

10. This agreement asks investors confirm that they have read and understand the agreements being entered into, at Sections 2.3 and 2.4. This language appears to conflict with Section 14 of the Securities Act regarding waivers of compliance with the federal securities laws. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005), and revise your participation agreement accordingly.

Company Response. The Company has revised Exhibit 6.1 to clarify that nothing in the Participation Agreement is intended to, or does, limit or restrict any right provided by U.S. federal securities laws.

11. Attach the list of Fees and Commissions, as you indicate will be attached as a Schedule per Section 2.6 of the participation agreement.

Company Response. The Company has revised Exhibit 6.1 to include the fees and commissions in Appendix 3.

12. We note the final paragraph, where you advise investors of the waiver of a right to a jury trial. Revise to state whether the jury trial waiver provision of the agreement applies to claims under the federal securities laws. Make consistent revisions to your Offering Circular to describe the jury trial waiver provision, including whether it applies to claims under the federal securities laws. Additionally, discuss these provisions under an appropriate caption in your Risk Factors section to address any uncertainty about enforceability.

Company Response. The Company has revised Exhibit 6.1 to clarify that such waiver does not apply to claims arising under U.S. federal securities laws. The Company has also revised the Offering Statement on page 7 to add a risk factor relating to the waiver, and on page 11 to include disclosure relating to the waiver.

General

13. We note your disclosure that “[t]he royaltiz.com platform is the only place where Roys can be purchased.” However, the Royaltiz website does not appear to differentiate between your Roys and Manse France Roys, the latter of which offers different liquidity and returns on investment. To the extent you plan to offer Roys to U.S. investors on a platform separate from the Royaltiz website, please make this clear throughout the offering statement and distinguish the Royaltiz website from such platform and clarify the current operational status of such platform. If you do not plan to offer Roys to U.S. investors on a separate platform, tell us how the sole platform will differentiate content and investment terms depending upon whether the investor is a U.S. investor or not.

Company Response. The Company has revised the Offering Statement on the cover page and pages 1, 3, 4, 8, and 9 to clarify that Roys qualified in this offering are offered on a platform separate to the existing Royaltiz platform in France. Both platforms will be accessible through the www.royalitz.com website, but the platform a given user is directed to depends on the location from which that user connects to the website. Users located in the United States of America will only be able to access the U.S. platform featuring Roys qualified by the Commission. We have clarified in the Offering Statement that the platform in France offers Roys under different terms and conditions to this offering, and that the Company does not currently offer the same Roys on both platforms.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood at (212) 969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb